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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM T-1
                                    --------

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                   OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

                           _________________________

      The Bank of New York Trust Company of Florida, National Association
              (Exact name of trustee as specified in its charter)

                                                        59-2283428
(Jurisdiction of incorporation or organization if       (I.R.S. employer
not a U.S. national bank)                               identification number)

800 Brickell Avenue, Suite 300
Miami, Florida                                          33131
(Address of principal executive offices)                (Zip Code)

      The Bank of New York Trust Company of Florida, National Association
                         800 Brickell Avenue, Suite 300
                              Miami, Florida 33131
            (Name, address and telephone number of agent for service)

                           ________________________

                            AMSOUTH AUTO TRUST 2000-1
               (Exact name of obligor as specified in its charter)

New York                                                63-1254677
(State or other jurisdiction of                         (I.R.S. employer
incorporation or organization)                          identification number)

1900 Fifth Avenue North
AmSouth Sonat Tower
Birmingham, Alabama                                     35203
(Address of principal executive offices)                (Zip Code)
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                              Asset Backed Notes
                        (Title of Indenture Securities)


Item 1.     General Information. Furnish the following information as to the
            -------------------
            trustee:

       (a) Name and address of each examining or supervising authority to which it is subject.

--------------------------------------------------------------------------------
Name                                            Address
--------------------------------------------------------------------------------
United States Office of the Comptroller         Southeastern District
of the Currency                                 Marquis One Tower, Suite 600
                                                245 Peachtree Center Ave., NE
                                                Atlanta, GA 30303-1223
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       (b)  Whether it is authorized to exercise corporate trust powers.

       The trustee is authorized to exercise corporate trust powers.

Item 2.    Affiliations With the Obligor. If the obligor is an affiliate of the
           -----------------------------
trustee, describe each such affiliation. No such affiliation exists.

Item 16.   List of exhibits. List below all exhibits filed as a part of this
           ----------------
Statement of Eligibility.

      1. A copy of the articles of association of the trustee as now in effect.

      2. A copy of the certificates of authority of the trustee to commence business.

      3. A copy of the authorization of the trustee to exercise corporate trust powers.

      4.   A copy of the existing by-laws of the trustee.

      5.   Not Applicable.

      6.   The consent of the trustee required by Section  321(b) of the Act.

      7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

      8.   Not Applicable.
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      9.   Not Applicable.


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, The Bank of New York Trust Company of Florida, National Association, a national banking association, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 16th day of October, 2000.

                              The Bank of New York Trust Company of Florida, National Association, Trustee,


                              By: /s/ Eileen Barat
                                 ----------------------------------------

                                   Name: Eileen Barat
                                        ---------------------------------

                                   Title: Vice President
                                         --------------------------------